Exhibit 99.1

POMDOCTOR LIMITED Announces Strategic Upgrade Toward Infrastructure for
Predictive Healthcare Data and Services

GUANGZHOU, China, July 2, 2026 /PRNewswire/ -- POMDOCTOR LIMITED (the “Company”) (NASDAQ: POM), a leading online medical services platform for chronic diseases in China, today announced a strategic upgrade, officially positioning the Company as a foundational infrastructure provider for predictive healthcare data and services.

The strategic upgrade reflects the Company’s continued evolution from a traditional online healthcare platform toward an artificial intelligence (“AI”)-enabled healthcare infrastructure provider. By integrating wearable technologies, AI, physician services, real-world healthcare data, and healthcare payment networks, POM aims to develop an intelligent healthcare ecosystem that enables predictive, continuous and personalized healthcare. The Company believes this integrated platform will support the healthcare industry’s broader transition from reactive treatment to proactive health prediction, prevention, and long-term management.

A New Strategic Positioning

Traditionally, online healthcare platforms have primarily focused on one-time consultations, fragmented healthcare data and reactive medical services delivered after symptoms appear. The business models are generally centered on consultation services and pharmaceutical fulfillment, with limited capabilities for continuous health management.

POM’s strategic upgrade reflects the Company’s ambition to move beyond the traditional online healthcare mode. Instead of providing episodic healthcare services, POM is building a predictive healthcare data and services infrastructure that supports the entire healthcare journey, from prevention and early risk identification to diagnosis, treatment, rehabilitation and long-term chronic disease management.

Unlike traditional platforms that rely on fragmented clinical data, POM is working to establish a continuous, dynamic and multi-dimensional healthcare data ecosystem powered by wearable technologies and real-world healthcare data. Aligned with this ecosystem, a diversified revenue business model is under development, supported by AI-powered services, healthcare data, professional medical services and ecosystem partnerships, rather than depending primarily on pharmaceutical sales.

By integrating real-time data, AI Analytics, physician intervention and healthcare payment networks, this closed-loop healthcare ecosystem enables more proactive, personalized and data-driven healthcare delivery.

Three Trends Accelerating Predictive Healthcare

POM believes the healthcare industry is approaching a significant inflection point as three long-term structural trends converge.

●	Growing Chronic Disease Burden

Chronic diseases continue to account for the majority of global healthcare expenditures and mortality. As populations age and healthcare costs continue to rise, traditional reactive healthcare models are becoming increasingly unsustainable, creating growing demand for continuous monitoring, early intervention, and long-term health management.

●	Technological Paradigm Shift

Rapid advances in artificial intelligence, wearable sensors and remote patient monitoring (“RPM”) technologies are making continuous health monitoring commercially viable. These technologies enable the collection and analysis of real-time physiological data beyond traditional clinical settings, providing the technological foundation for predictive healthcare.

●	Healthcare Payment System Transformation

Healthcare reimbursement models are increasingly shifting from paying for treatment toward supporting prevention, chronic disease management, and long-term health outcomes. The expanding coverage of RPM reimbursement policies is strengthening the commercial foundation for predictive healthcare while creating stronger alignment among patients, healthcare providers, and insurers.

Together, these structural trends are reshaping healthcare and creating a compelling opportunity for predictive healthcare to become the next major evolution of digital medicine.

POM’s Healthcare Intelligence Flywheel

To execute its strategic vision, POM has established a healthcare intelligence flywheel designed to continuously improve healthcare outcomes through strengthening the Company’s AI capabilities, healthcare data assets and ecosystem value.

The flywheel begins with wearable devices, which continuously collect real-world physiological data and establish personalized health profiles, creating the foundation for predictive healthcare.

These data are then processed through POM’s AI Analysis & Prediction engine, which analyzes large-scale real-world healthcare data to identify health risks, detect abnormal trends and generate predictive insights before diseases progress.

The resulting intelligence empowers physician intervention, enabling healthcare professionals to deliver more personalized recommendations, timely medical interventions and continuous health management supported by objective, real-time data.

POM further extends this ecosystem through insurance-healthcare integration, collaborating with healthcare payers to improve disease prevention, optimize healthcare resource allocation and facilitate the delivery of value-based healthcare services.

As more users join the platform, additional real-world healthcare data continuously enhances AI performance, improves healthcare services, attracts new ecosystem participants and reinforces a self-sustaining cycle of innovation and long-term growth.

Management Commentary

Mr. Zhenyang Shi, Chairman and Chief Executive Officer of POMDOCTOR, commented: “Healthcare is entering a new era in which continuous data, artificial intelligence and proactive intervention will fundamentally reshape the way healthcare is delivered. We believe the growing demand for chronic disease management, together with advances in AI, the widespread adoption of wearable devices, and the evolution of healthcare payment models, is creating a significant opportunity to transform healthcare from reactive treatment to predictive health management.

Our strategic upgrade reflects our long-term vision of building the infrastructure that powers predictive healthcare rather than simply providing individual healthcare services. By integrating wearable technologies, AI, physician resources, healthcare payment networks, and real-world healthcare data into one intelligent platform, we aim to create a sustainable healthcare ecosystem that delivers long-term value for patients, healthcare providers, insurers, pharmaceutical companies and shareholders.

Looking ahead, we will continue building upon our strong foundation in China while advancing our international growth strategy, with the United States representing an important next step in our global development. As we expand our technology capabilities, strategic partnerships, and healthcare ecosystem across key markets, we remain committed to making predictive healthcare more accessible worldwide and building a globally connected healthcare infrastructure for the future.”

About POMDOCTOR LIMITED

POMDOCTOR LIMITED (NASDAQ: POM) is a digital healthcare company focused on advancing AI-enabled healthcare solutions and expanding predictive healthcare capabilities. The Company leverages physician resources, wearable technologies, artificial intelligence, healthcare payment networks and real-world healthcare data to support more personalized, continuous and data-driven healthcare services. Building upon its established healthcare platform and physician network, POM is pursuing the development of a predictive healthcare data and services infrastructure designed to improve healthcare outcomes and create long-term value for patients, healthcare providers and other ecosystem participants. For more information, please visit the Company’s website: http://ir.7shiliu.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC.

For more information, please contact:

POMDOCTOR LIMITED
Investor Relations Department
Email: ir@7lk.com

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com

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